AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
          This Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) is entered into as of this 25th day of August, 2005, by and among Sunshine Acquisition Corporation, a Delaware corporation (“Parent”), Sunshine Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Co”), and SS&C Technologies, Inc., a Delaware corporation (the “Company”).
WITNESSETH:
          WHEREAS, Parent, Merger Co and the Company have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement), dated as of July 28, 2005; and
          WHEREAS, Parent, Merger Co and the Company desire to amend the Merger Agreement as provided in this Amendment.
AGREEMENT:
          NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
          Section 1. Options and Warrants. The Merger Agreement is hereby amended by deleting Section 2.04 thereof in its entirety and replacing it with the following Section 2.04:
          “SECTION 2.04 Options and Warrants.(a) (a) Immediately prior to the Effective Time, all outstanding options to purchase shares of Company Common Stock (the “Company Stock Options”) granted under any plan, arrangement or agreement (the “Company Stock Option Plans”) set forth in Section 3.03(a)(i) of the disclosure schedule delivered by the Company to Parent and Merger Co concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) will become fully vested and immediately exercisable.
          (b) At the Effective Time, all Company Stock Options (except those Company Stock Options held by (i) non-employee directors, (ii) individuals set forth on Section 2.04(b) of the Company Disclosure Schedule and (iii) individuals who hold Company Stock Options that are, in the aggregate, exercisable for fewer than 100 shares of Company Common Stock) that are outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Parent (each Company Stock Option so assumed shall be referred to as an “Assumed Option”). Each Assumed Option shall continue to have, and be subject to, the same terms and conditions as are in effect immediately for such option prior to the Effective Time, except that (i) such Assumed Option shall be exercisable for that number of whole shares of common stock, par value $.01 per share, of Parent (“Parent Common Stock”) equal to the product (rounded down to the nearest whole number of shares of Parent Common Stock) of (x) the number of shares of Company Common Stock that were issuable upon exercise of such Assumed Option immediately prior to the Effective Time and (y) the Option Exchange Ratio and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing (x) the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by (y) the Option Exchange Ratio. For purposes of this Section 2.04(b), “Option Exchange Ratio” shall mean the quotient obtained by dividing (x) the Merger Consideration by (y) the fair market value of a share of Parent Common Stock immediately following the Effective Time, as determined in good faith by Parent. The Company agrees to take any and all actions necessary (including any action reasonably requested by Parent) to effectuate the assumption contemplated by this Section 2.04(b).
          (c) At the Effective Time, each Company Stock Option, other than the Assumed Options, that is outstanding immediately prior to the Effective Time, whether or not then exercisable, shall, on the terms and subject to the conditions set forth in this Agreement, be cancelled by the Company and shall no longer be outstanding thereafter (each Company Stock Option so cancelled shall be referred to as a “Cancelled Option”). In consideration for such cancellation, the holder of such Cancelled Option shall be entitled to receive therefor, as soon as reasonably practicable after the Effective Time (but in no event later than five business days following the Closing Date), a cash payment from the Company in respect of such cancellation in an amount (if any) equal to (i) the product of (x) the number of shares of Company Common Stock subject to such Cancelled Option, whether or not then exercisable, and (y) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Cancelled Option, minus (ii) all applicable federal, state and local Taxes required to be withheld by the Company. The Company agrees to take any and all actions necessary (including any action reasonably requested by Parent) to effectuate immediately prior to the Effective Time the cancellation of the Cancelled Options.
          (d) Prior to the Effective Time, the Company shall take all actions necessary to ensure that, at the Effective Time, each warrant then outstanding to purchase shares of Company Common Stock, whether or not then exercisable (the “Company Warrants”), other than the Company Warrants set forth on Section 2.04(d) of the Company Disclosure Schedule (the “Excluded Warrants”), shall be cancelled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive as soon as reasonably practicable after the Effective Time, a cash payment from the Company in respect of such cancellation in an amount (if any) equal to (i) the product of (x) the number of shares of Company Common Stock subject to such Company Warrant, whether or not then exercisable, and (y) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Warrant, minus (ii) all applicable federal, state and local Taxes required to be withheld by the Company. The Company shall take any and all actions reasonably requested by Parent to effectuate the cancellation of all Company Warrants (other than the Excluded Warrants) at the Effective Time.”
          Section 2. Effect of Amendment. Section 9. (a) Except as expressly modified hereby, all terms, conditions and provisions of the Merger Agreement shall remain unchanged and continue in full force and effect.

          (b) In the event of any inconsistency or conflict between the Merger Agreement and this Amendment, the terms, conditions and provisions of this Amendment shall govern and control.
          (c) This Amendment, the Merger Agreement, the Guarantee, the Voting Agreement, the Contribution Agreement and the Confidentiality Agreement constitute the entire and exclusive agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. From and after the execution of a counterpart hereof by the parties hereto, any reference to the Merger Agreement shall be deemed to be a reference to the Merger Agreement as amended hereby.

          IN WITNESS WHEREOF, Parent, Merger Co and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUNSHINE ACQUISITION CORPORATION

By	/s/ Claudius E. Watts IV

Name: Claudius E. Watts IV
Title: President

SUNSHINE MERGER CORPORATION

By	/s/ Claudius E. Watts IV

Name: Claudius E. Watts IV
Title: President

SS&C TECHNOLOGIES, INC.

By	/s/ Patrick J. Pedonti

Name: Patrick J. Pedonti
Title: Chief Financial Officer